Exhibit 97.1

Waterstone Financial, Inc.

Compensation Clawback Policy

Overview and Purpose

The Compensation Committee of the Board of Directors (the “Compensation Committee”) of Waterstone Financial, Inc. (the “Company”) believes it to be in the best interests of the Company and its stockholders to keep current with “best practices” in compensation matters and risk management. The Committee, therefore, hereby adopts this Compensation Clawback Policy (this “Policy”) to increase incentives for senior management to take full account of risks to the Company and its stockholders in its decision-making, and to reduce such risks wherever practicable.

This Policy applies to the following “Covered Officers” of the Company or its subsidiary, WaterStone Bank SSB (the “Bank”): the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Accounting Officer, Chief Lending Officer, Chief Credit Officer and any other Company or Bank officer that is designated a “Named Executive Officer,” as determined in accordance with Item 402(a)(3) or Item 402(m)(2) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

The Compensation Committee has the authority and responsibility to administer this Policy.

Effect of Restatement of Company Financial Statements

If the Compensation Committee determines that material noncompliance of the Company with any financial reporting requirement under the federal securities laws required the Company to prepare an accounting restatement (“Covered Misconduct”), the Compensation Committee shall, in its discretion, refer such matter and its recommendation as to an appropriate remedy to the full Board of Directors (the “Board”) for consideration. The Board, upon review of the Compensation Committee’s recommendations and such independent inquiry or investigation as it determines to be advisable, shall (i) confirm that Covered Misconduct occurred; and (ii) determine such action as it deems necessary to remedy the Covered Misconduct and prevent its recurrence, including the recovery of certain compensation, as set forth in this Policy.

Compensation Subject to Recovery; Remedies

The Compensation Committee and the Board shall have full discretion in addressing Covered Misconduct under this Policy. Among other things, to the extent permitted by applicable law, the Compensation Committee and the Board may require reimbursement of any performance-based compensation (as defined below) paid or awarded to the Covered Officer, to the extent such payments and/or grants were made during the three-year period preceding the date on which the Company is required to prepare an accounting restatement based on the erroneous data (the “Covered Period”), provided that the Compensation Committee or Board determines that the amount of any such performance-based compensation actually paid or awarded to the Covered Officer (the “Awarded Compensation”) would have been a lower amount had it been calculated based on such restated financial statements.

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Compensation Committee and Board Discretion

The Compensation Committee and the Board shall have full discretion to decline to seek recovery under this Policy. In exercising such discretion, the Compensation Committee and the Board may consider the following factors: (A) the likelihood of success in achieving the recovery, given the anticipated cost and management effort required; (B) whether the assertion of a claim for recovery may prejudice the interests of the Company, including in any related proceeding or investigation; (C) the passage of time since the Covered Misconduct or (D) any pending legal proceeding relating to the Covered Misconduct.

Due Process Rights

Before the Compensation Committee or the Board determines to seek recovery pursuant to this Policy, the Covered Officer will be provided written notice and the opportunity to be heard at a meeting of the Compensation Committee (which may be in-person or telephonic, as determined by the Compensation Committee).

Manner of Repayment

If the Compensation Committee or Board determines to seek a recovery pursuant to this Policy, it shall make a written demand for repayment from the Covered Officer and, if the Covered Officer does not promptly tender repayment in response to such demand, and the Compensation Committee or Board determines that he or she is unlikely to do so, the Compensation Committee or Board may engage counsel and take any action it deems necessary and proper against the Covered Officer to obtain such repayment. In addition, the Compensation Committee may take action to cause the forfeiture or cancellation of any outstanding equity awards in respect of Company common stock, including vested and unexercised stock options.

Performance-Based Compensation

For purposes of this policy, the term “performance-based compensation” means all bonuses and other incentive and equity compensation awarded to a Covered Officer, the amount, payment and/or vesting of which was calculated based wholly or in part on the application of objective performance measured during any part of Covered Period.

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